                                                                 [ZOLTEK logo]


                                October 9, 2008


VIA FEDERAL EXPRESS AND EDGAR

Attention:  Mr. Eric Attallah, Staff Accountant

Re:      Zoltek Companies, Inc.
         Form 10-K for the Fiscal Year Ended September 30, 2007
         Form 8-K filed August 15, 2008
         File No. 0-20600

Dear Mr. Attallah:

We are in receipt of the Staff's comment letter, dated September 25, 2008, pursuant to which the Staff commented on the Annual Report on Form 10-K for the fiscal year ended September 30, 2007, and the 8-K filed August 15, 2008 filed by Zoltek Companies, Inc. ("Zoltek"). We have set forth below each Staff comment in the comment letter followed by our response to each comment.


Form 10-K Management's Discussion and Analysis of Financial Condition and
-------------------------------------------------------------------------
Results of Operations, page 18.
-------------------------------

Future Contractual Obligations, page 23.
----------------------------------------

1. We note your presentation of your contractual obligations. Please revise future filings to include the disclosure consistent with the requirements of Item 303(A)(5) of Regulation S-K.

         RESPONSE:

         Our past disclosures have differed from the requirements of Item 303(A)(5) of Regulation S-K only due to the omission of categories for which we would disclose a zero balance. However, in future filings Zoltek include due dates of 3-5 years and more than 5 years, as well as include all categories of contractual obligations even if the amounts reported are zero.



   Zoltek Companies, Inc. * 3101 McKelvey Rd.* St. Louis, MO 63044 (USA) *
                       314/291-5110 * FAX: 314/291-9082

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                                                                 [ZOLTEK logo]

         The Company will include disclosure similar to the following table in future filings (information presented is as of September 30, 2007; amounts in thousands):

                                                                                    PAYMENTS DUE BY PERIOD
                                                                                    ----------------------
                                                                          LESS THAN                 3-5        OVER
                                                                  TOTAL     1 YEAR     1-3 YEARS   YEARS     5 YEARS
                                                                --------  ---------    ---------   ------    -------
Convertible debentures..........................................$ 26,200   $ 10,451     $ 15,749        -          -
Other long-term debt, including current maturities..............   9,719      9,719            -        -          -
                                                                --------   --------     --------   ------    -------
     Total long-term debt obligations...........................  35,919     20,170       15,749        -          -
Contractual interest payments ..................................   2,435      1,585          850        -          -
Legal liabilities ..............................................  19,143     19,143            -        -          -
Purchase obligations ...........................................   8,081      8,081            -        -          -
                                                                --------   --------     --------   ------    -------
     Total contractual obligations..............................$ 65,578   $ 48,979     $ 16,599        -          -
                                                                ========   ========     ========   ======    =======

Item 7A. Quantitative and Qualitative Disclosures about Market Risk, page 33.
-----------------------------------------------------------------------------

2. We note that you have not provided quantitative disclosures regarding your interest rate risk or foreign currency exchange risk. Please revise your disclosures in future filings to provide quantitative disclosures in one of the three disclosure formats required by Item 305(a) of Regulation S-K.

         RESPONSE:

         Zoltek has noted and understands the Staff's comment regarding providing quantitative disclosures regarding interest rate and foreign currency risk and will comply with the Staff's comment in future filings by including a sensitivity analysis expressing the hypothetical changes in future earnings, fair values, or cash flows of interest rate and currency risk resulting from assumed changes in interest rates or foreign currency exchange rates over stated periods of time.

         The Company will include disclosure similar to the following paragraphs in future filings:

         Interest risk disclosure:

                  "We are subject to interest rate risk to the extent that we borrow against our credit facility and other variable rate debt. Assuming the current level of borrowings of $X million at variable rates and a two-percentage-point change in the average interest rate under these borrowings, it is estimated our interest expense for the three and twelve months ended September 30, 2XXX, would have changed by approximately $X million and $X million, respectively. In the event of an adverse change in interest rates, we would seek to take actions to mitigate our exposure to interest rate risk. Further, no consideration has been given to the effects of the change in the level of overall economic activity that could exist in such an environment."

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                                                                 [ZOLTEK logo]

         Foreign currency risk disclosure:


                  "The Company views as long-term its investment in Zoltek Rt., which has a functional currency other than the U.S. dollar. As a result, the Company is exposed to foreign currency risks related to this investment. The Company does not currently employ a foreign currency hedging strategy related to the sales of Zoltek Rt. In terms of foreign currency translation risk, the Company is exposed to Zoltek Rt.'s functional currency, which is the Hungarian Forint. Hungary is not considered to be a highly inflationary or deflationary economy. As of September 30, 2007, the Company had a long-term loan to its Zoltek Zrt. subsidiary of $XXX million. The potential loss in value of the Company's net foreign currency investment in Zoltek Rt. resulting from a hypothetical 10% adverse change in quoted foreign currency exchange rate of the Hungarian Forint against the U.S. dollar at September 30, XXXX and XXXX amounted to $XX million and $XX million, respectively."

Amendment No. 1 to Form 10-K for the fiscal year ended September 30, 2007.
--------------------------------------------------------------------------

Consolidated Statements in Shareholders' Equity, page 9.
--------------------------------------------------------

3. We note that you recorded a $2.796 million adjustment during the year ended September 30, 2007 for "issuance cost related to convertible debt conversions." Please tell us and revise future filings to describe the nature of the adjustment, including why this adjustment results in an increase to your APIC.

         RESPONSE:

         In October 2006, the Company issued convertible debentures in the aggregate principal amount of $7.5 million to institutional private equity investors. The convertible debentures have a stated maturity of 42 months and bear interest at a fixed rate of 7.5% per annum. The convertible debentures are convertible into 293,767 shares of common stock at a conversion price of $25.51 per share. The Company also issued to the investors five-year warrants that give holders the right to purchase up to 102,835 shares of Zoltek common stock at an exercise price of $28.06 per share.

         The Company utilized EITF 00-19 for the evaluation of whether the conversion feature qualified for classification as equity. Based on the Company's review of the October 2006 convertible debt agreement, we determined that the agreements did meet the requirements of a conventional convertible debt instrument, described in paragragh 4 of EITF 00-19 due to the following:

             o Accrued but unpaid interest at the date of conversion of the debt at the option of the Company can be settled in shares of stock or cash. The number of shares issued in the settlement could be a fixed amount controlled by the Company.

                                                                 [ZOLTEK logo]

Page 4
             o The agreement does not contain provisions that could require net-cash settlement or give the counterparty a choice of net-cash settlement in shares which would require classification as a liability.

             o The terms of the agreement permit Zoltek to deliver unregistered shares to the holders in settlement of its obligations. Zoltek would incur liquidated damages if the shares underlying the convertible debt are not registered and an effective registration statement is not maintained. This liquidated damage is considered to be a discount on the issuance of unregistered shares. Therefore, the convertible debt instruments meet the criteria in paragraphs 16 and 17 of EITF 00-19.

         The October 2006 issuance was considered to have a beneficial conversion feature because the adjusted conversion price after allocating a portion of the proceeds to the warrants, as discussed above, was less than the Company's market price of common stock at date of issue. The beneficial conversion and the warrants were recorded at their initial fair value as a reduction in the carrying value of the convertible debt security via a debt discount account and as an increase to Additional Paid in Capital. This debt discount is amortized over the life of the convertible security and expensed into the Company's income statement. If the convertible security is converted prior to the redemption date, the unamortized balance is recorded in expense at the time of conversion.

         Our future filings will describe the nature of this adjustment and state why this adjustment results in an increase to our APIC.

Consolidated Statement of Cash Flows, page 10
---------------------------------------------

4. Please explain to us the circumstances that caused your "repayment of notes payable and long-term debt" to be a cash inflow in fiscal year 2007. As appropriate, tell us how your presentation complies with paragraphs 11-13 of SFAS 95.

         RESPONSE:

         The description "repayment of notes payable and long-term debt" was incorrect.

         The description should have said:

         "Borrowing (repayment) of notes payable and long-term debt."

         Zoltek has corrected this description in filings subsequent to the Form 10-K for the fiscal year ended September 30, 2007, including Forms 10-Q for the quarters ended December 31, 2007, March 31, 2008 and June 30, 2008. The Company does not believe this correction is material to the September 30, 2007 financial statement as the balances and classification in the Statement of Cash Flows were stated correctly. The typographical error will be corrected in future filings.

                                                                 [ZOLTEK logo]

Note 1.  Summary of Significant Accounting Policies, page 11
------------------------------------------------------------


- Revenue Recognition, page 11
------------------------------


5. You state that "sales transactions are initiated through customer purchase orders or sales agreements which may include fixed pricing
                                                   ---
         terms." Please tell us and revise future filings to disclose your accounting policy for sales where the underlying contract does not include fixed pricing terms. Disclose the nature of any provisions of your sales arrangements that cause the pricing to not be fixed and how each such provision impacts your revenue recognition. Finally, in this regard, disclose any pricing incentives or post-shipment obligations you have to your customers.

         RESPONSE:

         After reviewing the Staff's comment, we have determined that the phrase "sales transaction are initiated through customer purchase orders or sales agreements which may include fixed pricing terms" should be clarified.

         Zoltek has not historically nor currently entered into sales arrangements with variable pricing terms. Zoltek does not currently enter into post-shipment obligations or pricing incentives with its customers. In future filings, the Company will change this disclosure to state:

                  "sales transactions are initiated through customer purchase orders or sales arrangements which are based on fixed pricing terms."

Note 2. Financing Transactions, page 13
---------------------------------------

Fiscal 2007 Activity, page 14
-----------------------------

6. With respect to the October 2006 convertible debentures, we note that the fair value of debt discount associated with the warrants and conversion features at the time of issuance was $2.8 million. Please provide us with your calculation of the debt discount on this transaction. Please reconcile your calculation to your disclosures on page 17.

         RESPONSE:

         The Company has prepared the calculation of the debt discount related to the October 2006 convertible debentures and included as Attachment
         A. This includes a reconciliation to the disclosures on page 17 of Form 10-K for the fiscal year ended September 30, 2007.

                                                                 [ZOLTEK logo]

Note 11.  Business Segment and Geographic Information, page 28
--------------------------------------------------------------


7. We note that your long-lived assets by geographic area for the fiscal year ended September 30, 2007 include current assets, while the comparable amounts for the fiscal years ended September 30, 2006 and 2005 do not include current assets. Please revise future filings to include a comparable disclosure of long-lived assets by geographical area. Refer to paragraph 38(b) of SFAS 131.


         RESPONSE:

         Zoltek has noted and understands the Staff's comment regarding disclosure of long-lived assets by geographical area per SFAS 131 paragraph 38(b). The Company will comply with the Staff's comment in future filings by including a comparable disclosure of long-lived assets by geographical area, excluding current assets. We have included an example of this updated disclosure below for the three fiscal years in the period ended September 30, 2007 (amounts in thousands):


                                      2007                          2006                          2005
                           --------------------------    --------------------------     --------------------------
                                               NET                          NET                            NET
                                           LONG LIVED                   LONG LIVED                     LONG LIVED
                           NET SALES(a)     ASSETS(b)    NET SALES(a)    ASSETS(b)      NET SALES(a)    ASSETS(b)
                           ------------    ----------    ------------   -----------     ------------   -----------
United States............  $     38,506    $  194,365    $     36,359   $    49,497     $     21,533   $    45,978
Western and
Central Europe...........        91,324             -          38,108             -           22,764             -
Eastern Europe...........         5,056       140,046           9,621        72,787            6,058        42,040
Asia.....................         4,983             -             698             -            4,879             -
Other areas..............        11,266             -           7,571             -              143             -
                           ------------    ----------    ------------   -----------     ------------   -----------
     Total...............  $    151,135    $  188,668    $     92,357   $   122,284     $     55,377   $    88,018
                           ============    ==========    ============   ===========     ============   ===========

                                                                 [ZOLTEK logo]

Note 13. Subsequent Events, Page 29
-----------------------------------

8. We note that as a result of two unauthorized and unrecorded payments you amended your Form 10-K to disclose these payments in your subsequent event footnote, but determined that under SAB 108 and SAB 99, no restatement of your financial statements are necessary. Please address the following:

           o Given the nature of these transactions, please tell us how you concluded no adjustment was required to your financial statements under SAB 99, which indicates that qualitative factors may cause misstatements of quantitatively small amounts to be material.

           o Tell us how your materiality analysis was revised between May 5, 2008, the date of your Item 4.02 Form 8-K filing, in which you determined your financial statements for the year ended September 30, 2007 should no longer be relied upon and June 26, 2008, the date of your amended Form 10-K, in which you determined that your financial statements for the year ended September 30, 2007 could be relied upon.

     RESPONSE:

         Our conclusion that no adjustment was required to be made to the September 30, 2007 financial statement under SAB 99 was based upon the following conclusions:

              1)  The subject payments were quantitatively immaterial.

              2) The subject payments have been reimbursed by the Company's former CFO.

              3) The subject payments were qualitatively immaterial. The Company understands that qualitative factors need to be considered when evaluating differences and those qualitative factors include, amoung other things, consideration of whether the questionable payments represented fraudulent or intentional misrepresentations of financial results. Management, after reviewing the full results of the investigations, determined that the questionable payments were not properly authorized payments, but there is no evidence they were fraudulent or intentional misrepresentations of financial results. The investigations found that the former CFO incorrectly believed that the payments were valid obligations of the Company under the terms of an existing agreement between the Company and the payee. The Company and its CEO did not, and do not, agree with this belief. The decision of the CFO to disburse funds was made independently by him despite the direct instructions of the CEO to not remit those payments to the payees. In addition, an interview with the former CFO during the investigative process did not yield evidence that the payments were fraudulent, rather, the former CFO acted independently and disregarded the direct instructions of the CEO in disbursing funds to the payee. Management has carefully reviewed the

                                                                 [ZOLTEK logo]
                  agreements in question between Zoltek and the payee and does not believe that any obligations were owed under the terms of the agreement in question.

              4) The Company has provided full and complete disclosure to the investors of this matter, including all amounts in question and periods impacted. The Company also directs the Staff's attention to the footnote disclosures to the financial statements (including the financial statements in the fiscal 2007 Form 10-K/A and Form 10-Q/A for the quarter ended December 31, 2007) that include a full description of the matter.

              5) After careful consideration of the facts and circumstances derived from the full investigation and consultation with our independent registered public accounting firm, the Audit Committee and management concluded that the unauthorized payments were quantitatively and qualitatively immaterial to the balance sheet and income statement of the Company, and also concluded that full and transparent disclosure of the facts and circumstances had been made in the public filings in connection with this matter.

         In the second question, you have requested for us to respond to the apparent change in our assessment of materiality between May 5, 2008 in which we determined our financial statements for the fiscal year ended September 30, 2007 should no longer be relied upon and June 26, 2008, the date of our amended Form 10-K, in which we determined that our financial statements for the fiscal year ended September 30, 2007 again could be relied upon. Our assessment of materiality did not change, rather, we were able to clarify the nature of the payments and extent of payments after the completion of our investigation and were able to definitively determine that we did not need to restate the September 30, 2007 financial statements.

         The following factors were considered in the initial Form 8-K filing on May 5, 2008:

              1) The Company was uncertain as to the relevant facts surrounding the questionable payments upon learning of the two wire transfers. In addition, as of that date, the Company was not able to conclusively determine that these two questionable payments were the only two made. Management of the Company had serious concerns as to both the magnitude of the subject payments and the nature of those payments. That uncertainty ultimately led to the conclusion by management to advise investors that the financial statements for the fiscal year ended September 30, 2007 and the quarter ended December 31, 2007 should not be relied upon.

              2) Due to the level of person involved in this matter, i.e., the CFO of the Company, concern was raised regarding the validity of various representations that had been made by the CFO in the public markets and to external audit firms. Additionally, concern was raised as to the ability of such a person to perpetrate a possibly fraudulent scheme given their level of authority within the Company.

                                                                 [ZOLTEK logo]

              3) After carefully considering the above factors, the Audit Committee and management, in consultation with the Company's independent registered public accounting firm, determined to file the notice of non-reliance in the May 5, 2008 Form 8-K.

         The following factors were considered in the subsequent filing of the amended financial statements:

              1) The Audit Committee and management reviewed the results of the investigation and determined that there was no evidence that other questionable or unauthorized payments or adjustments to the accounting records were made by the former CFO.

              2) Upon review of the former CFO's signed representation letters it was determined that no inappropriate representations had been made.

              3) After careful consideration of the investigation results, the analysis of both quantitative factors and qualitative factors, the Audit Committee and management of the Company concluded that the financial statements as of and for the fiscal year ended September 30, 2007 and of December 31, 2007 and for the quarter then ended, could be relied upon.

Form 8-K filed August 15, 2008
------------------------------

9. We note your presentation of the following non-GAAP measures, "interest expense related to non-convertible debt", "income from continuing operations before convertible debt expense", and "expense related to convertible debt issuances". In regards to your presentation of "interest expense related to non-convertible debt" and "expense related to convertible debt issuances," we do not see where you have included a corresponding presentation of the most directly comparable financial measure calculated and presented in accordance with GAAP or a quantitative reconciliation of the differences between the non-GAAP financial measure with the most comparable financial measure or measures calculated in accordance with GAAP. Revise future filings accordingly. Refer to Item 100 of Regulation G.

         RESPONSE:

         Zoltek has noted and understands the Staff's comment regarding our presentation of "interest expense related to non-convertible debt" and "expense related to convertible debt issuances." While we believe that the comparison located in the footnotes to "Operating Income
         (loss) from continuing operations" in accordance with GAAP was sufficient, we will enhance our future disclosure by also providing a comparison to "Income (loss) from continuing operations before income taxes." We have included an


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                                                                 [ZOLTEK logo]
         example of this updated disclosure below for our press release included in our Form 8-K filed August 15, 2008 (amounts in thousands):

         "To provide transparency about measures of the Company's financial performance which management considers relevant, we supplement the reporting of Zoltek's consolidated financial information under GAAP with "interest expense related to non-convertible debt," "income from continuing operations before convertible debt expense," and "expense related to convertible debt issuances" which are a non-GAAP financial measures. Operating income (loss) in accordance with GAAP was $7,271, $6,693 and $8,310, for the third quarter of fiscal 2008, third quarter of fiscal 2007 and second quarter of fiscal 2008, respectively. Income from continuing operations before income taxes in accordance with GAAP was $14,105 and $173, for the nine months ended June 2008 and 2007, respectively. These non-GAAP financial measures should be considered in addition to, and not as a substitute or superior to, the other measures of financial performance prepared in accordance with GAAP. Using only the non-GAAP financial measures to analyze our performance would have material limitations because their calculation is based on the subjective determination of management regarding the nature and classification of events and circumstances that investors may find significant. Management compensates for these limitations by presenting both the GAAP and non-GAAP measures of its results. Zoltek believes the presentation of these measures is useful to investors because they are indicative of the company's underlying business performance."

                                 *     *     *

Pursuant to your request, the Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosures in the Company's filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call upon the undersigned at (314) 291-5110 if we can be of further assistance. We thank you in advance for your customary courtesies.


                                                Very truly yours,
                                                ZOLTEK COMPANIES, INC.

                                                By:   /s/Andy Whipple
                                                   ---------------------------
                                                      Andy Whipple
                                                      Chief Accounting Officer

cc:      Zsolt Rumy, CEO
         Thompson Coburn
         Grant Thorton

                                                                  Attachment A


ZOLTEK COMPANIES, INC.
----------------------
ANALYSIS OF DEBT DISCOUNT AMORTIZATION
--------------------------------------
OCTOBER 24, 2006 ISSUANCE
-------------------------

    Number of Shares issued                             294,002
    Per share conversion price                            25.51

Face value of convertible                           $ 7,499,991
Debt discount attributed to warrant and
    beneficial conversion feature valuation          (2,796,190)
                                                   -------------
Net carrying value of debt                          $ 4,703,801
                                                   =============

Term of convertible debt (in months)                         42

                                                   -------------
Annual implied effective interest rate                    13.40%
                                                   -------------

ZOLTEK COMPANIES, INC.
FISCAL 2007 WARRANT ACCOUNTING


        OCTOBER 2006 DEBT ISSUANCE
                                                                 REVISION
        Fair value of warrants:                                    1,300,100                  15%
        Fair value of debentures                                   7,494,000                  85%
                                                               --------------
        Total fair value                                           8,794,100                 100%
                                                               ==============

        Allocation of proceeds:
        Warrants                                                   1,107,896                  15%
        Debt                                                       6,386,104                  85%
                                                               --------------
        Total Proceeds                                             7,494,000
                                                               ==============


        Stated Interest Rate                                            7.5%
        Term of Debentures                                                42 months
        Number of shares available upon debt conversion              294,002
        Number of shares available under warrant agreement           102,835
        Fair value of warrants under Black-Scholes                     12.64
        Fair value of ZOLT stock on agreement date                     26.81
        Intrinsic value of debt                                        21.72 $19.57 per 10-K
        Beneficial Conversion Feature                                    Yes
        Intrinsic value of conversion option                            5.09
        Additional discount - BCF value                            1,496,090

OCTOBER 2006


INPUT VARIABLES                                   AS REVISED
                                                 ------------
Stock Price                                       $   26.810
Exercise Price                                         28.06
Vesting Term (in years)                                 3.00    Expected life of the warrants, based on historical activity
Term of Warrants                                        5.00
Volatility                                               68%
Annual Rate of Quarterly Dividends                      0.0%
Discount Rate - Bond Equivalent Yield                  4.88%    Per Bloomberg - 10-K shows 4.65%


Present Value of Stock Ex-dividend                $    26.81
Present Value of Exercise Price                   $    24.28    $22.13 per 10-K
Cumulative Volatility                                   118%

CALL OPTION
Proportion of Stock Present Value                     74.95%
Proportion of Exercise Price PV                      -30.69%
Call Option Value                                 $    12.64

Total Shares                                         102,835
Cancellation Experience - Cumulative                    100%
                                                 ------------
                                                     102,835

----------------------------------------------------------------
Total Value of Options                            $1,300,100
-------------------------------------------------------------